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FORM 4                                                     OMB APPROVAL
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[ ] CHECK THIS BOX IF NO                            OMB Number:      3235-0287
    LONGER SUBJECT TO                               Expires: December 31, 2001
    SECTION 16. FORM 4                              Estimated average burden
    OR FORM 5 OBLIGATIONS                           hours per response.... 0.5
    MAY CONTINUE. SEE                               --------------------------
    INSTRUCTION 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
  GARCIA         FRANCISCO            A.          PETROQUEST ENERGY, INC. -- PQUE               to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
         881 OCEAN DRIVE, #20-F                   Person, if an entity         JUNE 2001        ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                 5. If Amendment,
 KEY BISCAYNE      FLORIDA           33149                                   Date of Original
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                                   7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                             (Instr. 8)                                End of Month        Direct         Benefi-
                                (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                 Day/        ------------------------------------                          Indirect       Owner-
                                 Year)       Code    V     Amount  (A) or   Price                          (I)            ship
                                                                   (D)                                     (Instr. 4)     (Instr. 4)
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COMMON STOCK                   6/13/01       P(1)            (1)      A     $7.34
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COMMON STOCK                   6/14/01       P(1)            (1)      A     $7.29
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COMMON STOCK                   6/15/01       P(1)            (1)      A     $6.80
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COMMON STOCK                   6/18/01       P(1)            (1)      A     $6.27
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COMMON STOCK                   6/18/01       P(1)            (1)      A     $6.67
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COMMON STOCK                   6/18/01       P(1)            (1)      A     $6.68
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COMMON STOCK                   6/27/01       P(1)            (1)      A     $6.26
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COMMON STOCK                   6/28/01       P(1)            (1)      A     $5.56
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COMMON STOCK                   6/29/01       P(1)            (1)      A     $5.75             (2)             (3)
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                                                                                           40,000              D
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SEE FOLLOWING PAGE FOR FOOTNOTE DISCLOSURE.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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Explanation of Responses:

1.  ON MARCH 1, 2001, MR. GARCIA ENTERED INTO AN AGREEMENT WITH CRAMER ROSENTHAL MCGLYNN, LLC, A
    BENEFICIAL OWNER OF MORE THAN 10% OF THE COMPANY'S COMMON STOCK ("CRM"), WHEREBY MR. GARCIA IS
    ENTITLED TO A PERCENTAGE OF CRM'S INTEREST DIRECTLY ATTRIBUTABLE TO CRM'S PROFIT ALLOCATION WITH
    RESPECT TO SHARES OF COMMON STOCK HELD BY CERTAIN OF CRM'S AFFILIATES, CLIENTS AND/OR INVESTORS. ON
    6/13/01, 6/14/01, 6/15/01, 6/18/01, 6/18/01, 6/18/01, 6/27/01, 6/28/01 AND 6/29/01, 44,500, 17,500,
    15,000, 6,100, 8,400, 6,000, 70,000, 37,000 AND 91,000 SHARES OF COMMON STOCK, RESPECTIVELY, SOLD OR
    PURCHASED BY CERTAIN OF CRM'S AFFILIATES, CLIENTS AND/OR INVESTORS BECAME SUBJECT TO THE
    AFOREMENTIONED AGREEMENT.

2.  THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE 2,079,800 SHARES OF COMMON STOCK, AND
    THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF
    SUCH SECURITIES FOR THE PURPOSES OF SECTION 16 OR FOR ANY OTHER PURPOSE.

3.  THESE SECURITIES ARE HELD BY CERTAIN OF CRM'S AFFILIATES, CLIENTS AND/OR INVESTORS.
                                                                                            /s/  FRANCISCO A. GARCIA         7/2/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  -------------------------------   ------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                **Signature of Reporting Person    Date


Note: File three copies of this Form, one of which must be manually signed.                                                  Page 2
      If space is insufficient, see Instruction 6 for procedure.                                                    SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
